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Prospective, randomized, single-blinded, multi-center phase II trial of two HER2 peptide vaccines, GP2 and AE37, in breast cancer patients to prevent recurrence

Tommy A. Brown II1 · Elizabeth A. Mittendorf2,10 · Diane F. Hale1 · John W. Myers III1 · Kaitlin M. Peace1 · Doreen O. Jackson1 · Julia M. Greene1 · Timothy J. Vreeland3 · G. Travis Clifton1 · Alexandros Ardavanis4 · Jennifer K. Litton5 · Nathan M. Shumway6 · J. Symanowski7 · James L. Murray5 · Sathibalan Ponniah8 ·

E. A. Anastasopoulou4 · N. F. Pistamaltzian4 · Constantin N. Baxevanis4 · Sonia A. Perez4 · Michael Papamichail4 · George E. Peoples9,11

Received: 27 October 2019 / Accepted: 8 April 2020

© The Author(s) 2020

Abstract

Purpose AE37 and GP2 are HER2 derived peptide vaccines. AE37 primarily elicits a CD4+ response while GP2 elicits a CD8+ response against the HER2 antigen. These peptides were tested in a large randomized trial to assess their ability to prevent recurrence in HER2 expressing breast cancer patients. The primary analyses found no difference in 5-year overall disease-free survival (DFS) but possible benefit in subgroups. Here, we present the final landmark analysis.

Methods In this 4-arm, prospective, randomized, single-blinded, multi-center phase II trial, disease-free node positive and high-risk node negative breast cancer patients enrolled after standard of care therapy. Six monthly inoculations of vaccine (VG) vs. control (CG) were given as the primary vaccine series with 4 boosters at 6-month intervals. Demographic, safety, immunologic, and DFS data were evaluated.

Results 456 patients were enrolled; 154 patients in the VG and 147 in CG for AE37, 89 patients in the VG and 91 in CG for GP2. The AE37 arm had no difference in DFS as compared to CG, but pre-specified exploratory subgroup analyses showed a trend towards benefit in advanced stage (p = 0.132, HR 0.573 CI 0.275–1.193), HER2 under-expression (p = 0.181, HR 0.756 CI 0.499–1.145), and triple-negative breast cancer (p = 0.266, HR 0.443 CI 0.114–1.717). In patients with both HER2 under-expression and advanced stage, there was significant benefit in the VG (p = 0.039, HR 0.375 CI 0.142–0.988) as compared to CG. The GP2 arm had no significant difference in DFS as compared to CG, but on subgroup analysis, HER2 positive patients had no recurrences with a trend toward improved DFS (p = 0.052) in VG as compared to CG.

Conclusions This phase II trial reveals that AE37 and GP2 are safe and possibly associated with improved clinical outcomes of DFS in certain subgroups of breast cancer patients. With these findings, further evaluations are warranted of AE37 and GP2 vaccines given in combination and/or separately for specific subsets of breast cancer patients based on their disease biology.

Keywords Immunotherapy · Vaccine · Breast cancer · HER2 · AE37 · GP2

Abbreviations

CG       Control group

CI       95% Confidence interval

CTL Cytotoxic T-lymphocyte

DFS Disease-free survival

GM-CSF	Granulocyte–macrophage colony-stimulating factor

HER2 UE HER2 Under-expression HLA Human leukocyte antigen HR Hazard ratio

ITT Intention to treat

IQR Interquartile range

MHC Major histocompatibility complex PT Per treatment

TNBC Triple-negative breast cancer

VG Vaccine group

* George E. Peoples gpeoples@cancerinsight.com

Extended author information available on the last page of the article

Introduction

Despite progress via early detection and improved treat- ment, breast cancer recurrence remains a significant prob- lem. Immunotherapy shows promise in the treatment of multiple cancers and may further improve outcomes in breast cancer. Increasing evidence suggests breast can- cer is more immunogenic than once realized, particu- larly given the important prognostic role that the host immune response and tumor microenvironment play [1–3]. Immune-mediated surveillance and clearance of disease likely plays an important role in preventing recurrence in clinically disease-free patients after standard of care ther- apy. Cancer vaccines may help generate a tumor-specific immunity to prevent disease recurrence.

HER2 is a tumor-associated antigen expressed at some level in 60–70% of breast cancers, over-expressed in 20–30% of patients, and is one potential target for breast cancer vaccines [4, 5]. Monoclonal antibodies targeting HER2 provide clinical benefit, at least in part due to an immunologic mechanism in HER2 over-expressing breast cancer [6]. Likewise, vaccines targeting immunogenic HER2 peptides may provide benefit via immune-mediated cancer cell elimination.

The HER2-specific vaccine nelipepimut-S (HER2 369–377, E75, NeuVax) is a human leukocyte antigen (HLA) A2 restricted, major histocompatibility complex (MHC) class I, dominant epitope derived from the extra- cellular domain of HER2, and has been evaluated in the adjuvant setting to prevent breast cancer recurrence in women rendered clinically disease-free after standard-of- care therapy [7–9]. Nelipepimut-S induces a CD8+ cyto- toxic T-lymphocyte (CTL) response to HER2. In phase II trials, nelipepimut-S was found to be safe, effective in raising HER2-specific immunity, and showed evidence of improved disease-free survival [8] However, a phase III trial of nelipepimut-S in the adjuvant setting was stopped early for futility [10].

A single, dominant CD8+ CTL targeted epitope may not be an effective strategy for all breast cancer patients. Just as distinct biologic subtypes of breast cancer are better served by different conventional therapies, they may also benefit from unique vaccine strategies. Thus, exploring additional strategies, such as, MHC class-II epitope treat- ment stimulating a CD4+ T helper cell response [11–13] and treatment with subdominant epitopes, which may be less prone to T-cell anergy by persistent antigen exposure may be beneficial [14].

One of our efforts to explore additional vaccination strategies with broader applicability is the AE37 peptide vaccine. AE37 is an MHC class-II peptide that is a modi- fied version of the naturally occurring AE36 wild-type peptide (HER2 776–790) derived from the intracellular domain of HER2 with the addition of the 4 amino acid long Ii-Key peptide (LRMK). The Ii-key peptide is added to enhance immunogenicity to AE36 [15]. Additionally, AE37 is HLA unrestricted, allowing it to be used in a broader population of patients.

In another vaccination strategy effort to avoid over-stim- ulation and anergy, we have tested a subdominant immuno- genic peptide, GP2 (HER2 654–662). GP2 is an HLA-A2 restricted immunogenic peptide derived from the transmem- brane domain of HER2. While GP2 has a lower affinity to HLA-A2 than nelipepimut-S, it has been shown to be as effi- cacious as nelipepimut-S in inducing a CTL response [16]. We have previously published primary analyses from our large randomized trial of the AE37 and GP2 peptides. There was no demonstrable difference in 5-year overall disease- free survival (DFS) in the intention-to-treat populations. However, there was evidence of benefit in subgroups of breast cancer patients [7, 17, 18]. Here, we present the final analysis of the primary endpoint of DFS with additional follow-up as well as additional per-treatment analysis, along with comprehensive pre-specified subset analyses for both the GP2 and AE37 peptide vaccines used in a randomized controlled trial of breast cancer patients with any level of HER2 expression that were clinically disease-free and at a high risk for recurrence.

Methods

Patient characteristics and clinical protocol

The study was designed as a 4-arm, prospective, randomized, single-blinded, multi-center phase II trial (NCT00524277), conducted under the investigational new drug applications BB-IND #12229 and #11730. Clinically disease-free node positive and high-risk node negative breast cancer patients were enrolled one to six months after completion of pri- mary standard of care therapy with the exception of adjuvant endocrine therapy which was allowed concurrently. High- risk node negative patients were defined if they had any of the following: as ≥ T2, grade 3, lymphovascular invasion, estrogen or progesterone receptor negative, HER2 over- expressing tumor (IHC 3+ and/or amplified FISH > 2.0, before CAP/ASCO guideline changes), or N0 (i+) breast cancer patients with any level of HER2 expression (IHC 1–3+ and/or positive FISH > 1.2). HLA-A2 positive patients were assigned to either the GP2 or AE37 arms of the trial, both given in combination with granulocyte–macrophage colony-stimulating factor (GM-CSF) in the treatment groups or GM-CSF alone in the control group. HLA-A2 negative patients were randomized to receive either AE37 in combination with GM-CSF in the treatment group or GM- CSF alone in the control group.

The primary objectives of this study were to determine if AE37 in combination with GM-CSF vaccination improves the DFS in any level HER2 expressing, node positive or high-risk node negative breast cancer patients, and to deter- mine if GP2 in combination with GM-CSF vaccination improves the DFS in any level HER2 expressing, HLA-A2 positive, node positive or high-risk node negative breast can- cer patients. In addition, the DFS were compared between all four arms of the trial. Based on our previous trials with nelipepimut-S, the difference in recurrence was 15% in controls compared with 6% in the vaccinated patients at a median follow-up of 2 years [9]. Based on this data, the trial was designed to detect a 0.48 hazard ratio corresponding to an improvement in 2-year DFS from 85% for GM-CSF control to 93% for vaccine (AE37 and GP2). A sample size of 150 subjects per group had 80% power to detect the dif- ference at a 1-sided alpha level of 0.05 using a log-rank test for equality of survival curves. The total number of events required to achieve the specified power was 33. A sample size of 100 subjects per group would have the same power to detect a statistical difference between groups with a hazard ratio of 0.35.

Twenty-five HLA-A2 positive patients who were assigned

to the AE37 arm of the trial and randomized to the control group were included in the analysis of both the AE37 and GP2 arms as controls. Their inclusion is justified based on an evaluation of clinical outcomes in the control patients confirming that HLA-A2-status does not affect DFS regard- less of HER2 expression [19].

Vaccine and vaccination series

The GP2 and AE37 peptides were created in keeping with good manufacturing practices and purified to > 95%. Ste- rility, endotoxin and general safety testing were performed prior to administration. Six inoculations were given in 3–4 week intervals administered intradermally consistently in the same lymph node distribution (same arm or thigh) in each patient. Patients in each treatment arm received 500 mcg of the peptide and 125 mcg of GM-CSF, while the control arm received 125 mcg of GM-CSF alone. After the initial 6 inoculations, patients were given a total of 4 booster inoculations at six-month intervals beginning one year after each subject’s date of enrollment (at 12, 18, 24, and 30 months).

Clinical recurrence of disease

The patients’ primary physicians determined recurrence, the primary endpoint, at their individual study sites during routine follow-up. All enrolled patients were evaluated every

3 months for the first 24 months after completion of primary therapies, and every 6 months for an additional 36 months with clinical exam, laboratory, and radiographic surveillance as per standard of care. All enrolled patients were followed for clinical recurrence for up to 5 years; one site offered extended voluntary follow-up beyond 5 years for the patients randomized into the AE37 arm of the trial.

Statistical analysis

Patients were stratified by site and by nodal status then randomized into treatment groups in a 1:1 allocation ratio. Clinicopathologic data were compared between groups with median and interquartile range used to summarize age. The groups were then compared using analysis of variance techniques. Categorical variables were summarized with frequencies and proportions. Groups were compared using a two-sided Fisher’s exact test and Forest plot. DFS was calculated from randomization date to recurrence date or death due to any cause. Data were censored by the date of last contact. DFS was analyzed using the Kaplan–Meier method with log-rank comparisons. Cox proportional hazard models were used to estimate hazard ratios and 95% confi- dence intervals to estimate the relative risk of recurrence or death between arms. Per-treatment (PT) analyses excluded patients with early recurrences (before completion of the primary vaccine series) and those who developed second malignancies.

Results

Demographics

A total of 456 patients were enrolled at 16 sites throughout the United States between 2007 and 2013. Both HLA-A2 positive and negative patients were eligible for enrollment in the AE37 arm. For a portion of the enrollment period, all patients were enrolled in the AE37 arm, while during the remainder, HLA-A2 negative patients were enrolled in the AE37 arm and HLA-A2 positive patients were enrolled in the GP2 arm. In the AE37 arm, patients were randomized to receive either AE37 in combination with GM-CSF (n = 154 total; HLA-A2 positive n = 24, HLA-A2 negative n = 130) or GM-CSF alone (n = 147 total, HLA-A2 positive n = 25, HLA-A2 negative n = 122). A total of 180 HLA-A2 positive patients were randomized to receive either GP2 in combi- nation with GM-CSF (n = 89) or GM-CSF alone (n = 91). Twenty-five HLA-A2 positive GM-CSF only control patients initially enrolled in the AE37 arm were included as control patients in the GP2 arm (Fig. 1). The per-treatment analysis excluded patients with second malignancy and early recur- rence. Within the GP2 PT analysis there were 10 patients

Fig. 1 Consort diagram. §25 HLA-A2 positive patients were used as controls in both groups.

*1 patient with a second malig- nancy in the AE37 control arm withdrew and is also included in the 7 withdrawals. ^Defined as patients that did not complete the PVS, patients that withdrew, met the primary end point

(recurrence, second malignancy, or death from any cause), or chose not to continue on study before completing the PVS

Intention-to-treat Vaccine Group GP2 + GM-CSF N=89

Intention-to-treat Control Group GM-CSF N=91§

 Shared control patients, N=25

excluded; 6 from the vaccine group and 4 from the con- trol. Within the AE37 PT analysis there were 17 patients excluded; 12 from the vaccine group and 5 from the control. There were no significant clinical or pathologic differences between the treatment and controls groups for either the GP2 (Table 1) or AE37 (Table 2) arms.

Safety

The vaccines were well tolerated with no differences between maximal local (GP2 p = 0.558, AE37 p = 0.067) or systemic (GP2 p = 0.898, AE37 p = 0.341) toxicities in either the GP2 (Fig. 2a) or AE37 (Fig. 2b) arms as compared to the controls, this is unchanged from previous reports [7, 17]. A majority of the adverse events were grade 1 in nature; there were no related toxicities greater than grade 3. The similar toxicity profiles between the treatment and control groups across both the GP2 and AE37 arms indicate that the major- ity of the toxicity can be attributed to the immunoadjuvant, GM-CSF.

Disease-free survival

At the time of the final analysis of the GP2 portion of the trial, the median follow-up was 41.4 (interquartile range [IQR] 24.8–59.2) months for the intention to treat (ITT) and

41.7 (IQR 28.4–59.2) months for the per-treatment (PT), this was approximately 6 months longer than the primary analysis [17]. Similar to the primary analysis, there was no significant difference in 5-year estimated DFS between the vaccine and control arms in either the ITT (82.9% vs 80.4%, p = 0.930; hazard ratio [HR] 0.967 95% confidence interval [CI] 0.460–2.034, Fig. 3a) or PT (88.9% vs 84.3%, p = 0.522; HR 0.734 CI 0.284–1.896, Fig. 3b) analyses.

Upon pre-specified exploratory subgroup analyses of histo- pathologic, patient, and treatment related characteristics, the HER2 over-expressing patients appeared to derive the great- est benefit from vaccination as there were no recurrences (Fig. 4). In addition, there was a trend toward significant improvement in 5-year estimated DFS among HER2 over- expressing patients receiving GP2 vaccine versus control (100% vs 87.2%, p = 0.052, Fig. 3c).

In the final analysis of the AE37 portion of the trial, the median follow-up was 59.8 (IQR 37.5–61.7) months for the ITT and 59.9 (IQR 37.9–63.4) months for the PT groups, this was approximately 30 months longer than the primary analy- sis [7]. Similar to the primary analysis, there was no signifi- cant difference in 5-year estimated DFS between the vaccine and control arms in the ITT (80.1% vs 79.3%, p = 0.968, HR 0.989 CI 0.588–1.665, Fig. 5a) or PT (88.6% vs 82.8%, p = 0.485, HR 0.799 CI 0.425–1.501, Fig. 5b) analyses. Pre-

specified exploratory subgroups analyses by histopathologic, patient, and treatment related characteristics showed a trend towards benefit in patients with advanced stage (defined as stage IIB or greater) and HER2 under-expression (HER2 UE, defined as HER2 expression IHC 1–2 + and/or positive FISH 1.2–2.0), and triple-negative breast cancer (TNBC, Fig. 4). This trend was likewise present on 5-year estimated DFS within the advanced stage (AE37 85.7% vs Control 72.5%, p = 0.132, HR 0.573 CI 0.275–1.193, Fig. 5c),

HER2 under-expression (AE37 84.9% vs Control 77.1%, p = 0.181, HR 0.756 CI 0.499–1.145, Fig. 5d), and TNBC (AE37 83.1% vs Control 69.3%, p = 0.226, HR 0.443 CI

0.114–1.717, Fig. 5e). In a post hoc analysis of patients with both advanced stage and HER2 under-expression there was a significant improvement in DFS favoring the vaccine group (AE37 83.0% vs Control 62.5%, p = 0.039, HR 0.375 CI 0.142–0.988, Fig. 5f). There was a similar trend towards

Table 1 GP2 demographics

Vaccine (n = 89) n (%)

Control (n = 91) n (%) p value

Table 1 (continued)

Vaccine (n = 89) n (%)

Control (n = 91) n (%) p value

Median age (years) 50.8 51.1 0.928

IQR 44.3–57.6 44.4–58.6

T stage 0.702

Endocrine therapy 0.482

Aromatase inhibitor 29 (32.6) 29 (31.9)

Tamoxifen 24 (27.0) 29 (31.9)

T0	2 (2.2)	2 (2.2)	Other	2 (2.2)	0 (0)
Tis/mic	1 (1.1)	2 (2.2)	None	34 (38.2)	33 (36.3)
T1	40 (44.9)	39 (42.9)

T2 34 (38.2) 33 (36.3) T3 6 (6.7) 11 (12.1) T4 4 (4.5) 4 (4.4) Tx 2 (2.2) 0 (0) Nodal status 0.234 Positive 51 (57.3) 60 (65.9) Negative 38 (42.7) 31 (34.1) Histology 0.094 Ductal 84 (94.4) 77 (84.6) Lobular 2 (2.2) 4 (4.4) Other 3 (3.4) 10 (11.0) Grade (differentiation) 0.339 Well 4 (4.5) 9 (9.9) Moderate 34 (38.2) 30 (33.0) Poor 51 (57.3) 52 (57.1) ER/PR status 0.564 Positive 55 (61.8) 60 (65.9) Negative 34 (38.2) 31 (34.1) HER2 status 0.750 Positive 51 (57.3) 50 (54.9) Negative 38 (42.7) 41 (45.1) Surgery 0.341 Lumpectomy 36 (40.4) 33 (36.3) Mastectomy 46 (51.7) 54 (59.3) Both 7 (7.9) 3 (3.3) None 0 (0) 1 (1.1) Radiation therapy 0.418 Adjuvant 67 (75.3) 74 (81.3) Neoadjuvant 1 (1.1) 0 (0) None 21 (23.6) 17 (18.7) Chemotherapy 0.668 Adjuvant 65 (73.0) 69 (75.8) Neoadjuvant 16 (18.0) 14 (15.4) Adjuvant and neoad- 1 (1.1) 3 (3.3) None 7 (7.9) 5 (5.5)

clinical benefit in patients with both advanced stage disease and TNBC (AE37 85.7% vs Control 36.4%, p = 0.078, HR 0.184 CI 0.022–1.510, Fig. 5g).

juvant

Trastuzumab therapy 0.808

Adjuvant 40 (44.9) 38 (41.8)

Neoadjuvant 4 (4.5) 3 (3.3)

Discussion

Here, we report the results of a multi-center, randomized, blinded, controlled phase II trial of the peptide vaccines, GP2 and AE37, as adjuvant therapy in women with high- risk breast cancer to prevent recurrence. We found that both the CD8+ CTL-eliciting GP2 and the CD4 + T helper cell- eliciting AE37 vaccines are safe with limited toxicity that is primarily due to the GM-CSF immunoadjuvant and not the individual peptides [7, 17]. Furthermore, while the overall DFS does not appear to be improved in the ITT population, multiple subsets may derive some benefit based on pre- specified exploratory analyses. Interestingly, the responding patient subsets to GP2 and AE37 are very different suggest- ing the potential to target specific patients and/or combin- ing the peptides to address a broader patient population. A current limitation of this analysis is the per-treatment nature possibly affecting the external validity of the data; although, the number of patients excluded from the ITT to PT analysis was small (n = 27, 5.9% overall of patients). Even with the exclusion of these early recurrence and second malignancy patients, there was still no significant differences between the group demographics.

It has long been known that subtypes of breast cancer have different levels of responsiveness to chemotherapy, hor- monal therapy, and HER2-directed therapy. Breast cancer subtypes similarly have distinct immunologic characteris- tics. The TNBC subtype appears to have the greatest amount of immune infiltration, followed by the highly-proliferative estrogen receptor positive subtype. Meanwhile, the low- grade, estrogen receptor positive, luminal A subtype appears to have the lowest infiltration rate [20]. This recognition is

Adjuvant and neoad- juvant

3 (3.4) 4 (4.4)

of increasing clinical importance, not only because of the

recent rise of immunotherapy to the forefront of cancer care,

None 42 (47.2) 46 (50.5)

but also because tumor immune characteristics can also be prognostic in breast cancer [21].

Table 2 AE37 demographics

Vaccine

(n = 154) n

(%)

Control

(n = 147) n

(%)

p value

Table 2 (continued)

Vaccine

(n = 154) n

(%)

Control

(n = 147) n

(%)

p value

Median age (years) 49.0 50.4 0.503 IQR (years) 42.5–57.6 42.7–57.6 T stage 0.706

None 78 (50.6) 84 (57.1)

Endocrine therapy 0.546

T0	4 (2.6)	3 (2.0)
Tis/mic	2 (1.3)	3 (2.0)
T1	64 (41.6)	56 (38.1)
T2	57 (37.0)	67 (45.6)
T3	19 (12.3)	14 (9.5)
T4	5 (3.2)	3 (2.0)
Tx Nodal status Positive	3 (1.9) 100 (64.9)	1 (0.7) 96 (65.3)	0.946
Negative Histology Ductal	54 (35.1) 135 (87.7)	51 (34.7) 124 (84.4)	0.486
Lobular	10 (6.5)	9 (6.1)
Other Grade (differentiation)	9 (5.8)	14 (9.5)	0.788
Well	10 (6.5)	8 (5.4)
Moderate	66 (42.9)	59 (40.1)
Poor	78 (50.6)	80 (54.4)
ER/PR status Positive	95 (61.7)	91 (61.9)	0.969
Negative HER2 status Positive	59 (38.3) 77 (50.0)	56 (38.1) 67 (45.6)	0.443
Negative HLA-A2 status	77 (50.0)	80 (54.4)	0.579
Positive	25 (16.2)	25 (17.0)
Negative	129 (83.8)	121 (82.3)
Surgery	0.370
Lumpectomy	63 (40.9)	48 (32.7)
Mastectomy	84 (54.5)	91 (61.9)
Both	7 (4.5)	7 (4.8)
None	0 (0)	1 (0.7)
Radiation therapy	0.775
Adjuvant	118 (76.6)	110 (74.8)
Neoadjuvant	2 (1.3)	1 (0.7)
None	34 (22.1)	36 (24.5)
Chemotherapy	0.403
Adjuvant	109 (70.8)	97 (66.0)
Neoadjuvant	38 (24.7)	36 (24.5)
Adjuvant and neoadjuvant	2 (1.3)	4 (2.7)
None	5 (3.2)	10 (6.8)
Trastuzumab therapy	0.704
Adjuvant	65 (42.2)	55 (37.4)
Neoadjuvant	5 (3.2)	4 (2.7)

Adjuvant and neoadjuvant 6 (3.9) 4 (2.7)

Aromatase inhibitor	46 (29.9)	43 (29.3)
Tamoxifen	50 (32.5)	47 (32.0)
Ovarian ablation	1 (0.6)	0 (0)
Other	2 (1.3)	0 (0)
None	55 (35.7)	57 (38.8)

The data from this analysis suggest that the GP2 pep- tide vaccine may be beneficial in patients with HER2 over- expressing tumors who received trastuzumab as part of their standard of care treatment. This supports the hypothesis that GP2 may have synergistic clinical efficacy when combined with trastuzumab [22]. Previous preclinical work by Mitten- dorf et al. demonstrated that HER2 receptors on the tumor cell surface can be saturated by treatment with trastuzumab, promoting internalization in a time and dose-dependent manner. Trastuzumab increased the sensitivity of the tumor cells to CTL-mediated lysis after stimulation with either nelipepimut-S or GP2, even in patients with low levels of HER2 expression. Interestingly, they also found peripheral blood lymphocytes lyse trastuzumab-treated breast cancer cells more efficiently after nelipepimut-S vaccination. We are currently investigating the possibility of a synergistic immunologic effect when nelipepimut-S is given in com- bination with trastuzumab in a phase II trial in HER2 over- expressing (3+ by IHC; NCT02297698). We recently com- pleted a trial in low-expressing HER2 (IHC 1–2+) patients and found the greatest clinical benefit in DFS in patients with TNBC, suggesting a synergistic mechanism in this pop- ulation [23]. In addition to the potential synergy with trastu- zumab, GP2 may be inherently more effective in the HER2 over-expressing population. These patients have increased HER2 expression, their immune system has greater expo- sure to this tumor-associated antigen. Given that GP2 is a subdominant epitope of HER2, there may be less immune tolerance to this epitope than a dominant epitope, such as nelipepimut-S. This likely allows GP2 to be more effective in HER2 over-expressing disease; where nelipepimut-S may be more effective in HER2 low-expressing patients [9].

In the AE37 arm of this trial, we found patients with

advanced stage, HER2 under-expression, and TNBC may benefit from AE37 vaccination, and those with both advanced stage and HER2 under-expression have a sig- nificant clinical benefit to AE37 vaccination. Specifically, demonstrating earlier DFS plateau that was maintained for up to the ten years of follow-up. AE37 has been shown to induce CD4+ T helper cell stimulation which is required

a	GP2 Maximum Graded Related Adverse Events
100	90 80 70

60

50

40

30

20

10

0 Grade 0 Grade 1 Grade 2 Grade 3 Grade 0 Grade 1 Grade 2 Grade 3

Local p=0.558 Systemic p=0.898

b	AE37 Maximum Graded Related Adverse Events

Grade 0 Grade 1 Grade 2 Grade 3 Grade 0 Grade 1 Grade 2 Grade 3 Local p=0.067 Systemic p=0.341 GM-CSF only 0 81 19 0 28 58 12 1 AE37 + GM-CSF 0 72 28 0 38 51 11 1

100

90

80

70

60

50

40

30

20

10

0

GM-CSF only	0	74	26	0	20	63	16	1
GP2 + GM-CSF	1	73	25	1	16	68	15	1

Fig. 2 Depicts the maximum graded and related adverse events for the a GP2 and b AE37 trials

Fig. 3 GP2 final 5-year estimated disease-free survival a Intention to Treat b Per-treatment c Per-treatment subset of HER2 Over-expressing breast cancers for the effective generation of long-term cell-mediated immunity [24, 25]. Given that the primary response to AE37 is not a CTL response, but instead a CD4+ T helper cell response, the AE37 vaccine may have more of an immunoadjuvant effect to a pre-existing immune response within the patient.

AE37 can also augment a vaccine-induced CTL response. Gates et. al, demonstrated the primary CD4+ T helper cell stimulating AE37 peptide vaccine may increase the num- ber of activated CD8+ CTLs [26]. And Perez et al. demon- strated vaccination with AE37 primes not only the CD4+ T cells, but also primes CD8+ T cells and is able to induce CD8+ responses to both AE36 and AE37 in cancer patients [27]. AE37 is able to directly stimulate the HLA-DR alleles with epitopes present in the HER2 protein. The immuno- logic effect of AE37 vaccination has also been shown to increase IFN-γ + CD4 + responder cells which in turn assists in strong in vivo and in vitro autologous CTL lysing of tumor cells [28, 29]. Thus, the addition of the Ii-Key in

AE37 specifically enhances immune responses via the MHC class I pathway [27].

The stimulation of both a CD4+ T helper cell and CD8+ CTL responses suggest that the AE37 peptide vac- cine may also have synergistic effect in combination with other short peptide vaccines, which work primarily in a CD8+ CTL mediated fashion. A similar finding was dem- onstrated in a HER2 peptide derived vaccine on a dendritic cell platform that stimulates both CD8+ and CD4+ T cells. This MHC class 2 vaccine was also given in combination with anti-PD-1 therapy and demonstrated improved survival in a preclinical model [30]. It is worth exploring future trials of combinations of check point inhibitors and peptide-based vaccine strategies to improve DFS. While the potential for CTL-mediated, anti-tumor cytolytic effect via peptide vac- cines like nelipepimut-S and GP2 certainly provide promise as a potential stand-alone weapon in the fight against can- cer, the CTL effects are limited temporally given the natural transient course of such cytotoxic immune responses. Thus,

GP2 Per-Treatment AE37 Per-Treatment

*No recurrences in the vaccine group

ER/PR Positive ER/PR Negative HER2 OE

e

HER2 UE

16

Not Triple Negative Triple Negative

Node Negative Node Positive T Stage 1

T Stage 2

ge

T Stage 3+ Low AJCC Stage

16

Advanced AJCC Stage

Age <50

Age 50+

No Herceptin Herceptin Lumpectomy Mastectomy

16

Hazard Ratio (95% CI)

Fig. 4 Pre-specified, per-treatment subgroup analysis of histologic (top), pathologic (middle), and patient/treatment (bottom) characteris- tics looking at relative risk using the Forest plot method with GP2 on

Hazard Ratio (95% CI)

the left and AE37 on the right. Advanced AJCC Stage is defined as Stage IIB or greater. *No recurrences in the vaccine group

Fig. 5 AE37 final 5 to 10-year estimated disease-free survival with vertical dashed line annotating 5-year estimated disease-free sur- vival a Intention to Treat b Per-treatment c Per-treatment subset of advanced stage breast cancers (defined as Stage IIB or greater) d Per-treatment subset of HER2 under-expressing cancers e Per-treat-

ment subset of triple-negative breast cancers f Per-treatment sub- set of patients with both advanced stage and HER2 under-express- ing (defined as HER2 expression IHC 1–2+ and/or positive FISH 1.2–2.0) breast cancers g Per-treatment subset of patients with both advanced stage and triple negative breast cancers a vaccine that combines CTL and T helper cell targeted peptides may not only induce the more immediate CTL- mediated cytolytic response against any occult residual disease, but also induce T helper cell-mediated long-term immunologic memory to protect against tumor recurrence.

Conclusion

From checkpoint inhibitors to peptide vaccines, cancer immunotherapy is becoming ever more intricate as our understanding of subtypes of malignancies improves, and we better understand how we can help the body’s own defense system to fight active disease and prevent recurrences. Ultimately, our goal is to advance the field of personalized immunotherapies based on a patient’s specific disease char- acteristics. While neither vaccine demonstrated a statistically significant DFS benefit in the overall study population, there are signals of benefit in certain subpopulations of breast can- cer patients. This is, perhaps, not surprising given distinct differences in terms of prognosis and treatment response in the different subtypes of breast cancer. This is reflected in our data, which suggests that different peptide vaccine strate- gies may be required to achieve clinical benefit for distinct subtypes of the same malignancy. Given our encouraging findings, additional randomized trials of the GP2 and AE37 peptide vaccines given independently for specific subsets as well as in combination warrant further investigation.

Acknowledgements We thank the patients who participated in this study, the physicians who referred them, and the outstanding research nurses involved in the conduct of this trial.

Funding AE 37 was primarily funded by Antigen Express through a grant to GP via the Henry M. Jackson Foundation. GP2 was primar- ily funded by a grant to GP from Norwell, Inc. and the Henry M. Jackson Foundation. Additional funding was provided by the United States Military Cancer Institute, Department of Surgery, Uniformed Services University of the Health Sciences; and the Department of Clinical Investigation, Walter Reed Army Medical Center. EM is a

R. Lee Clark Fellow of The University of Texas MD Anderson Can- cer Center supported by the Jeanne F. Shelby Scholarship Fund. This study was conducted in part at the University of Texas MD Anderson Cancer Center which is supported by the National Institutes of Health Grant CA016672. Funding sources were not involved with the design or conduct of the study; in the collection, management, analysis, or interpretation of data; in the writing of the report; or in the approval or decision to submit the paper for publication. EM and GP had full access to all of the data in the study and take responsibility for the integrity of the data and the accuracy of the data analysis.

Compliance with ethical standards

Conflict of interest GP and SP have partial inventor rights to AE37 and GP2. If licensed, they are entitled to financial proceeds associated with this license per Federal policy. GP also consults in the development of the vaccines. JS is an uncompensated consultant for Antigen Express. AA is the head of 1st Department of Medical Oncology at St. Savas

Anticancer Hospital in Athens, Greece. JL consults for Up To Date, MedLearning, and Physician’s Education. JHL also has uncompen- sated consulting roles for Pfizer and Astra Zeneca. JL has additional funding for other studies via Astra Zeneca, Genentech, Pfizer/Mediva- tion, EMD Serono, and Novartis. JS is a consultant for Lilly, Immat- ics, Boston Biomedical, Carsgen, and Endocyte. All remaining authors have declared no conflicts of interest. The view(s) expressed herein are those of the author(s) and do not reflect the official policy or position of Brooke Army Medical Center, the US Army Medical Department, the US Army Office of the Surgeon General, the Department of the Army, Department of Defense or the US Government.

Ethical approval All procedures performed in studies involving human participants were in accordance with the ethical standards of the insti- tutional and/or national research committee and with the 1964 Helsinki declaration and its later amendments or comparable ethical standards.

Informed consent Informed consent was obtained from all individual participants included in the study.

Open Access This article is licensed under a Creative Commons Attri- bution 4.0 International License, which permits use, sharing, adapta- tion, distribution and reproduction in any medium or format, as long as you give appropriate credit to the original author(s) and the source, provide a link to the Creative Commons licence, and indicate if changes were made. The images or other third party material in this article are included in the article’s Creative Commons licence, unless indicated otherwise in a credit line to the material. If material is not included in the article’s Creative Commons licence and your intended use is not permitted by statutory regulation or exceeds the permitted use, you will need to obtain permission directly from the copyright holder. To view a copy of this licence, visit http://creativecommons.org/licenses/by/4.0/.

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Affiliations

Tommy A. Brown II1 · Elizabeth A. Mittendorf2,10 · Diane F. Hale1 · John W. Myers III1 · Kaitlin M. Peace1 · Doreen O. Jackson1 · Julia M. Greene1 · Timothy J. Vreeland3 · G. Travis Clifton1 · Alexandros Ardavanis4 · Jennifer K. Litton5 · Nathan M. Shumway6 · J. Symanowski7 · James L. Murray5 · Sathibalan Ponniah8 ·

E. A. Anastasopoulou4 · N. F. Pistamaltzian4 · Constantin N. Baxevanis4 · Sonia A. Perez4 · Michael Papamichail4 · George E. Peoples9,11

1	Department of Surgery, Brooke Army Medical Center, Ft. Sam Houston, San Antonio, TX, USA
2	Department of Breast Surgical Oncology, The University of Texas MD Anderson Cancer Center, Houston, TX, USA
3	Department of Surgical Oncology, The University of Texas MD Anderson Cancer Center, Houston, TX, USA
4	Cancer Immunology and Immunotherapy Center, St. Savas Cancer Hospital, Athens, Greece
5	Department of Breast Medical Oncology, The University of Texas MD Anderson Cancer Center, Houston, TX, USA

6       Texas Oncology PA, San Antonio, TX, USA

7	Department of Cancer Biostatistics, Levine Cancer Institute, Charlotte, NC, USA
8	Cancer Vaccine Development Laboratory, Department of Surgery, Uniformed Services University of the Health Sciences, Bethesda, MD, USA
9	Department of Surgery, Uniformed Services Health University, Bethesda, MD, USA

10 Present Address: Division of Breast Surgery, Department of Surgery, Breast Oncology Program, Brigham

and Women’s Hospital, Dana-Farber/Brigham and Women’s Hospital, Boston, MA, USA

11 Cancer Vaccine Development Program, 1305 East Houston Street, San Antonio, TX 78205, USA